SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 24, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the submission of its position to the Ministry of Communications' hearing regarding interconnect tariffs reduction and its possible implications

PARTNER COMMUNICATIONS ANNOUNCES THE
SUBMISSION OF ITS POSITION TO THE MINISTRY OF
COMMUNICATIONS' HEARING REGARDING
INTERCONNECT TARIFFS REDUCTION AND ITS
POSSIBLE IMPLICATIONS

ROSH HA'AYIN, Israel, June 24, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces, following its press releases dated May 4, 2010 and May 5, 2010, that the Company hassubmitted today, June 24, 2010, its position with respect to the hearing that the Ministry of Communications ("MOC") is conducting regarding the interconnect tariffs on the cellular network, according to which the MOC is considering a reduction in the maximum interconnect tariffs on the cellular network, as set forth in the said press releases of the Company.

As part of its position, which is supported by legal and economic opinions, the Company has expressed its objection to the contemplated process, both with respect to the manner in which the process is being conducted as well as to the contemplated decision itself, for many reasons, including lack of authority, an improper forum, lack of reasonableness, lack of proportionality, discrimination, faults in the conduct in preparation for the hearing, faults in exercising discretion and faults in the economic basis on which the contemplated decision is supposedly based. The Company further noted in its position, based on the opinions of experts hired by the Company in order to examine the impact of the interconnect tariffs reduction for preparation of the Company's position with respect to the hearing and proceedings relating thereto, that the contemplated decision is unprecedented on a worldwide level, with respect to the extent of the reduction, its immediate application as well as additional related aspects and that the contemplated decision, if implemented in its current format, may have adverse implications on the sector and on the Israeli economy, including material adverse affect on the financial and operational results of the cellular companies, including the Company. According to the said opinions, in addition to the direct adverse affect described in the said press releases of the Company, the cellular companies may suffer from an additional significant adverse affects, as a result, inter-alia, of the following developments, if occurred: migration of outgoing calls from the cellular networks to the fixed line networks and the introduction of a mobile virtual network operator - MVNO and fifth cellular operator, while implementing national roaming, wrongly based on the proposed interconnect tariffs. In addition, adverse affects might occur on the extent of the investments in infrastructure and customers.

At this stage the Company is unable to predict the hearing's outcome, the decision that will eventually be adopted by the MOC and the significant adverse affects that may be caused to the Company as a result of the decision in the hearing.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4 - Information on the Company", "Item 5 - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the form 20-F filed with the SEC on March 22, 2010. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of March 31, 2010). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner (after selling "Dynamic", a chain of retail stores and booths to Cellcom on April 1, 2010) : (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com

For more information about Partner, see http://www.orange.co.il/investor_site

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Emanuel Avner
Name:	Emanuel Avner
Title:	Chief Financial Officer

Dated: June 24, 2010